UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-13245

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-KSB

[_] Form 11-K

[_] Form 20-F

[_] Form 10-QSB

[_] Form N-SAR

for Period Ended: October 31, 2001

[_] Transition Report on Form 10-KSB

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Full Name of Registrant: NEW YORK FILM WORKS, INC.

Former Name if Applicable: N/A

Address of Principal Executive Office 928 Broadway, New York, New York 10010

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

(c)

The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

New York Film Works, Inc. is in the process of resolving several minor accounting issues with the staff of the Commission in connection with its Information Statement relating to its pending meeting of shareholders and will not be in a position to file a correct and complete form until those issues are resolved.

PART 1V - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

RAYMOND F. WRIGHT (908) 598-4755

(Name) (Area Code) (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). Yes X  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sales decreased by approximately 12% as a result of general business conditions and the events of September 11, 2001. Results of operations for 2001 were a loss of approximately $150,000 compared to net income in 2000 of $50,491.

NEW YORK FILM WORKS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 30, 2002

By:

/s/ Raymond F. Wright

Raymond F. Wright, Vice President